Exhibit 2.1




                  VOTING, SUPPORT AND INDEMNIFICATION AGREEMENT

                   AGREEMENT, dated June 6, 1997 (this "Agreement"), by and among SAFECO Corporation, a Washington corporation ("Ac-quiror"), and Lincoln National Corporation, an Indiana corpo-ration, on behalf of itself and any of its subsidiaries that may own any Common Stock (as defined below), collectively (the "Shareholder").

                               W I T N E S S E T H:

                   WHEREAS, concurrently herewith, Acquiror and American States Financial Corporation, an Indiana corporation (the "Com-pany"), are entering into an Agreement and Plan of Merger (as such agreement may hereafter be amended from time to time, the "Merger Agreement"; capitalized terms used and not defined herein have the respective meanings ascribed to them in the Merger Agreement) pursuant to which a subsidiary of Acquiror will be merged with and into the Company (the "Merger");

                   WHEREAS, Shareholder owns 50 million shares (the "Shares"), no par value, of common stock of the Company ("Com-mon Stock"); and

                   WHEREAS, as an inducement and a condition to entering into the Merger Agreement, Acquiror has required that the Shareholder agree, and the Shareholder has agreed, to enter into this Agreement.

                   NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                   1. Provisions Concerning Shares. (a) The Share-holder hereby agrees that during the period commencing on the date hereof and continuing until this provision terminates pur-suant to Section 7 hereof, at any meeting of the holders of shares of Common Stock, however called, or in connection with any written consent of the holders of shares of Common Stock, it shall vote (or cause to be voted) the Shares held of record or Beneficially Owned (as defined below) by it, whether here-tofore owned or hereafter acquired, (i) in favor of the adop-tion of the Merger Agreement and any actions required in fur-therance thereof and hereof; (ii) against any action or agree-ment that would result in a breach in any respect of any cov-enant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement (after giv-ing effect to any materiality or similar qualifications con-tained therein); and (iii) except as otherwise agreed to in writing in advance by Acquiror, against the following actions (other than the Merger and the transactions contemplated by the








         Merger Agreement): (A) any extraordinary corporate transac-tion, such as a merger, consolidation or other business combi-nation involving the Company; (B) a sale, lease or transfer of a material amount of assets of the Company, or a reorganiza-tion, recapitalization, dissolution or liquidation of the Com-pany; (C) (1) any change in a majority of the persons who con-stitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Articles of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses C (1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement and the Merger Agreement. The Shareholder shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent or violative of the provisions and agree-ments contained in Section 1 or 3 hereof. For purposes of this Agreement, "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial owner-ship" of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Ex-change Act")), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplica-tive counting of the same securities by the same holder, secu-rities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act.

                   (b) In furtherance of the foregoing, (i) the Share-holder hereby appoints Acquiror and the proper officers of Ac-quiror, and each of them, with full power of substitution in the premises, its proxies to vote all Shares at any meeting, general or special, of the shareholders of the Company, and to execute one or more written consents or other instruments from time to time in order to take such action without the necessity of a meeting of the shareholders of the Company, in accordance with the provisions of the preceding paragraph and (ii) Ac-quiror hereby agrees to vote such Shares or execute written consents or other instruments in accordance with the provisions of the preceding paragraph. The proxy and power of attorney granted herein shall be irrevocable during the term specified in Section 7 hereof, shall be deemed to be coupled with an in-terest and shall revoke all prior proxies granted by the Share-holder. The Shareholder shall not grant any proxy to any per-son which conflicts with the proxy granted herein, and any at-tempt to do so shall be void ab initio. The agency granted herein shall survive the insolvency or bankruptcy of the Share-holder.









                   (c) The foregoing voting provisions are subject in all respects to the receipt of any required state insurance department approvals.

                   2. Prepayment of Debt. As contemplated by the Merger Agreement, on the Closing Date, (i) Acquiror shall pay to the Shareholder the respective amounts of the Assumed Debt Prepayment and the Term Note Prepayment by wire transfer of immediately available funds to an account designated by the Shareholder, (ii) the Shareholder shall take any and all action necessary or appropriate on its part to terminate that certain Assumption Agreement dated May 16, 1996, between the Share-holder and the Company, relating to the outstanding 7 1/8% notes due July 15, 1999, originally issued to the public by the Shareholder on July 15, 1992, and (iii) the Shareholder shall surrender to the Company for cancellation that certain Term Note due August 15, 1999, issued by the Company on May 16, 1996.

                   3. Other Covenants, Representations and Warranties. The Shareholder hereby agrees, represents and warrants as to itself to Acquiror as follows:

                   (a) Ownership of Shares. The Shareholder is the Beneficial Owner of 50 million Shares. On the date hereof, such Shares constitute all of the shares of Common Stock owned of record or Beneficially Owned by the Shareholder. The Share-holder has sole voting power and sole power to issue instruc-tions with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and, subject to the re-ceipt of any required state insurance department approvals sole power to agree to all of the matters set forth in this Agree-ment, in each case with respect to all such Shares, with no limitations, qualifications or restrictions on such rights.

                   (b) Power; Binding Agreement. The execution, deliv-ery and performance by the Shareholder of this Agreement are within the Shareholder's corporate powers and have been duly authorized by all necessary corporate action on the part of the Shareholder. The execution, delivery and performance of this Agreement by the Shareholder will not violate any other agree-ment to which such Shareholder is a party including, without limitation, any voting agreement, shareholders agreement or voting trust. This Agreement has been duly and validly ex-ecuted and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the receipt of any required state insurance department approvals.

                   (c) No Conflicts. (A) No filing with, and no per-mit, authorization, consent or approval of, any state or fed-eral public body or authority is necessary for the execution of this Agreement by the Shareholder and, except for any required






         state insurance department approvals, the consummation by it of the transactions contemplated hereby and (B) none of the execu-tion and delivery of this Agreement by the Shareholder, the consummation by it of the transactions contemplated hereby or compliance by it with any of the provisions hereof shall (1) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, inden-ture, license, contract, commitment, arrangement, understand-ing, agreement or other instrument or obligation of any kind to which the Shareholder is a party or by which it or any of its properties or assets may be bound, or (2) subject to the re-ceipt of any required state insurance department approvals, violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to it or any of its properties or assets.

                   (d) No Solicitation. From and after the date hereof and continuing until this provision terminates pursuant to Sec-tion 7 hereof, the Shareholder shall immediately cease any ex-isting discussions or negotiations with any third parties con-ducted prior to the date hereof with respect to any Acquisition Proposal. The Shareholder shall not, directly or indirectly, through any officer, director, employee, representative or agent or any of its Subsidiaries, (i) solicit, initiate or en-courage any Acquisition Proposal, (ii) engage in negotiations or discussions concerning or provide any nonpublic information to any person or entity relating to, any Acquisition Proposal or (iii) agree to or approve any Acquisition Proposal.

                   (e) Restriction on Transfer, Proxies and Non-Interference. The Shareholder shall not, directly or indi-rectly, during the period commencing on the date hereof and continuing until this provision terminates pursuant to Sec-tion 7 hereof: (i) except as contemplated by the Merger Agree-ment, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, op-tion or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of its Shares or any interest therein (provided, however, the Shareholder may transfer, by sale, exchange or capital contri-bution, Shares to any of its directly or indirectly wholly owned subsidiaries if prior to such transfer such subsidiary becomes a party to this Agreement); (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any of its representations or warranties con-tained herein untrue or incorrect or have the effect of pre-venting or disabling it from performing its obligations under this Agreement.






                   (f) Indiana Takeover Laws. The execution of this Agreement and the transactions contemplated hereby are exempt from all statutes of the State of Indiana that purport to limit or restrict business combinations or the ability to acquire or to vote shares and from all applicable charter or contractual provisions containing change of control or anti-takeover provi-sions.

                   (g) Reliance by Acquiror. The Shareholder under-stands and acknowledges that Acquiror is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

                   (h) Tax Representations. The Shareholder has filed a consolidated federal income tax return including the Company and each of its domestic Subsidiaries for the taxable year im-mediately preceding the current taxable year, and the Share-holder is eligible to make an election under Section 338(h)(10) of the Code (and any comparable election under state, local or foreign income tax law) with respect to the Company and each of its domestic Subsidiaries.

                   4.   Tax and Benefits Matters.

                   (a) The Shareholder shall indemnify and hold harm-less Acquiror, the Company and each Subsidiary of the Company (each, an "Indemnified Party) against any liability asserted against the Company or any Subsidiary of the Company on the basis of joint and several liability in connection with any employee benefit plan (within the meaning of section 3(3) of ERISA) or any other fringe benefit program or arrangement main-tained by the Shareholder or any ERISA Affiliate of the Share-holder for employees or former employees of the Shareholder or any ERISA Affiliate of the Shareholder other than the Company or any Subsidiary of the Company, including any loss, cost, expense (including all legal and expert fees and expenses), damage (including damages to Persons, property or the environ-ment), fines, penalties or claims. The Shareholder may elect to compromise or defend at its own expense and by its own coun-sel (which counsel shall be reasonably satisfactory to the Ac-quiror) any claim asserted by a third party against an Indemni-fied Party for which the Shareholder, pursuant to this Section 4(a) is indemnifying such Indemnified Party. If the Share-holder elects to compromise or defend such a claim, it shall, within 10 days after receiving notice of such claim, notify the Indemnified Party of its intent to do so, and such Indemnified Party shall cooperate, at the expense of the Shareholder, in the compromise of, or defense against, such claim. If the Shareholder elects not to compromise or defend against such claim, or fails to notify the Indemnified Party of its election to do so as herein provided, or otherwise abandons the defense of such claim, (i) such Indemnified Party may pay (without prejudice to any of its rights as against the Shareholder), compromise or defend such claim (until such defense is assumed






         by the Shareholder) and (ii) the costs and expenses of such Indemnified Party incurred in connection therewith shall be indemnifiable by the Shareholder pursuant to this Section 4(a). Notwithstanding the foregoing, neither the Shareholder nor any Indemnified Party may settle or compromise any claim (however, if the sole settlement relief payable to a third party in re-spect of such claim is monetary damages that are paid in full by the Shareholder, Shareholder may settle such claim without the consent of the Indemnified Party) over the objection of the other; provided, however, that consent to settlement or compro-mise shall not be unreasonably withheld by such Indemnified Party. In any event, except as otherwise provided herein, the Shareholder and the Indemnified Party may each participate, at its own expense, in the defense of such claim.

                   (b)(i) The Shareholder and Acquiror shall jointly make timely and irrevocable elections under Section 338(h)(10) of the Code and, if permissible, similar elections under any applicable state, local or foreign income tax laws for the Com-pany and each domestic subsidiary of the Company specified by Acquiror in writing on or before the Closing Date (the "Elec-tions"). The Shareholder, the Company and Acquiror shall re-port the transactions contemplated herein and in the Merger Agreement consistent with the Elections and shall take no posi-tion contrary thereto unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar state, local or foreign tax provi-
         sion).

                   (ii) To the extent possible, the Shareholder, the Company and Acquiror shall execute at the Closing any and all forms necessary to effectuate the Elections (including, without limitation, Internal Revenue Service Form 8023-A and any simi-lar forms under applicable state, local and foreign income tax laws (the "Section 338 Forms")). In the event, however, any
         Section 338 Forms are not executed at the Closing, the Share-holder, the Company and Acquiror shall prepare and complete each such Section 338 Form no later than 15 days prior to the date such Section 338 Form is required to be filed. The Share-holder, the Company and Acquiror shall each cause the Section 338 Forms to be duly executed by an authorized person for the Shareholder, the Company and Acquiror in each case, and shall duly and timely file the Section 338 Forms in accordance with applicable tax laws and the terms of this Agreement.

                   (iii) The Shareholder and Acquiror agree to use their best efforts to enter into an agreement (the "Allocation Agreement") as soon as practicable after the Closing Date to address the computation of the Modified Aggregate Deemed Sale Price (as defined under applicable Treasury Regulations) ("MADSP") of the assets of the Company and the Subsidiaries of the Company for which an Election is made. Acquiror shall ini-tially prepare a statement setting forth a proposed computation and allocation of MADSP (the "Computation") and submit it to






         the Shareholder no later than one hundred twenty days after the Closing Date. If, within thirty (30) days of the Shareholder's receipt of the Computation, the Shareholder shall not have ob-jected in writing to such Computation, the Computation shall become the Allocation Agreement. If, sixty (60) days before the last date on which the Section 338(h)(10) Forms must be filed, Acquiror and the Shareholder have not adopted an Alloca-tion Agreement, any disputed aspects of the Allocation Agree-ment shall be resolved, before the last date on which the Sec-tion 338(h)(10) Forms may be filed, by a big six accounting firm mutually acceptable to Acquiror and the Shareholder (the "Neutral Auditors"). The decision of the Neutral Auditors shall be final, and the costs, expenses and fees of the Neutral Auditors shall be borne equally by Acquiror and the Share-holder. Acquiror and the Shareholder shall not take a position before any Taxing Authority or otherwise (including in any Re-turn) inconsistent with the Allocation Agreement unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the Code or any similar state, local or foreign law).

                   (c) Except as otherwise required by law or permitted by Section 4(b) hereof, Acquiror covenants that it will not cause or permit the Company, its Subsidiaries, Acquiror or any Affiliate of Acquiror (i) to take any action on the Closing Date, other than in the ordinary course of business or except as agreed in writing between the parties (including, but not limited to, the distribution of any dividend or the effectua-tion of any redemption) that could give rise to any Tax li-ability or loss of the Consolidated Group under this Agreement and the Merger Agreement, (ii) to make any election or deemed election under Section 338 of the Code with respect to the Merger or (iii) to amend any Return, file a claim for refund, make or change any Tax election, change an annual Tax account-ing period, adopt or change any method of Tax accounting, ad-just any reserve, or make any other change with respect to any Tax position of the Company or any of its Subsidiaries that results or will result in any materially increased Tax li-ability to, or material reduction of any Tax Benefit of, the Consolidated Group, the Company or any Affiliate of the Company for any Pre-Closing Period.

                   (d)(i)  Except as provided in this Section 4(d) or
         Section 4(e) hereof, liability for Consolidated Taxes and en-titlement to any refund with respect to Consolidated Taxes shall be allocated to the Shareholder, and the Shareholder shall indemnify and hold harmless Acquiror, the Company and the Subsidiaries of the Company for such Consolidated Taxes (in-cluding, without limitation, all Consolidated Taxes attribut-able to the Elections or any of the transactions contemplated by this Agreement and the Merger Agreement).

                   (ii) Acquiror shall be liable for and shall indem-nify and hold harmless the Shareholder for (i) the Taxes of the






         Company and each Subsidiary of the Company for any taxable year or period that begins after the Closing Date and (ii) all Taxes of the Company and each Subsidiary other than Consolidated Taxes ("Standalone Taxes").

                   (iii) In the event that any Taxing Authority makes any adjustment to the Tax liability of the Company or any Sub-sidiary of the Company for any Pre-Closing Period and such ad-justment could reasonably be expected to produce a Tax Benefit to Acquiror, the Company or any Subsidiary of the Company for any Tax period beginning on or after the Closing Date, Acquiror shall pay the Shareholder the reasonably anticipated net after-Tax value to Acquiror, the Company or any Subsidiary of the Company of such Tax Benefit, discounted at a rate of 7 percent per annum from the anticipated date of realization of such Tax Benefit to the date of payment, as the amount of the Tax Ben-efit is determined under this Section 4(d)(iii). Following the date of any such adjustment to the Tax liability of the Company or any Subsidiary of the Company, the Shareholder shall prepare a statement showing a proposed computation of the anticipated payment by Acquiror and shall submit it to Acquiror for review. If, within thirty (30) days of Acquiror's receipt of the state-ment, Acquiror shall not have objected to the computation, the computation shall become final and Acquiror shall pay the Shareholder the computed amount within fifteen (15) days of such date. If, within sixty (60) days of Acquiror's receipt of the statement, Acquiror and the Shareholder have not agreed on the correct payment due to the Shareholder hereunder, the dis-pute shall be submitted to the Neutral Auditors for resolution, and the Neutral Auditors shall resolve the dispute within thirty (30) days of submission. The decision of the Neutral Auditors shall be final, and the costs, expenses and fees of the Neutral Auditors shall be borne equally by Acquiror and the Shareholder. Acquiror shall pay the Shareholder the amount determined by the Neutral Auditors within fifteen (15) days of their determination. For purposes of this Section 4(d)(iii), the Shareholder, Acquiror, and, if necessary, the Neutral Audi-tors shall make reasonable assumptions regarding the existing and future business and operations of the Company and its Sub-sidiaries, the Tax positions of the Company, its Subsidiaries and Acquiror, probable Tax consequences under the Code, and other factors relevant to a reasonable and equitable determina-tion of the anticipated value of any such Tax Benefit, taking into account any special circumstances known to the parties at the time of such determination.

                   (iv) Any payment by the Shareholder or Acquiror un-der this Section 4(d) will be an adjustment to the portion of the Merger Consideration allocable to the Shares that are held by the Shareholder immediately prior to the Effective Time.

                   (v) The Shareholder shall file or cause to be filed (including by causing the Company or the relevant Subsidiary to file) when due all Returns with respect to Consolidated Taxes






         that are required to be filed by or with respect to a member of the Consolidated Group (including the Company and/or any Sub-sidiary of the Company for Pre-Closing Periods), and Acquiror shall file or cause to be filed when due all other Returns that are required to be filed by or with respect to the Company.

                   4(e)(i). Subject to Section 4(e)(ii) hereof, the Tax Sharing Agreements and any other Tax allocation or sharing agreement or arrangement, whether or not written, that may have been entered into by the Shareholder or any member of the Con-solidated Group and the Company or any Subsidiary of the Com-pany shall be terminated as of the Closing Date for all peri-ods, and all amounts then due from or to the Company or any Subsidiary of the Company under any such Tax Sharing Agreements or other tax sharing agreement or arrangement shall be paid on or prior to the Closing Date.

                   (ii) Notwithstanding Section 4(e)(i) hereof, as soon as practicable after the Closing Date (but in any event within seventy-five (75) days of such date), the Company shall prepare and deliver to the Shareholder accurate and complete separate income and franchise Tax Returns for any Tax period of the Com-pany and its Subsidiaries for any Tax period of the Company or its Subsidiaries beginning January 1, 1997 and ending on the Closing Date, and payment shall be made within ten (10) days of such delivery to or by the Shareholder, as the case may be, of the difference, if any, between (i) the Separate Tax Liability of the ASFC Group (each as defined in the Tax Sharing Agree-ments) for such period and (ii) the sum of all amounts previ-ously paid to the Shareholder by the Company for such period pursuant to the Tax Sharing Agreements.

                   (f) From and after the Closing Date, each of the Shareholder and Acquiror shall:

                   (i) assist in all reasonable respects (and cause their respective Affiliates to assist) the other party in preparing any Returns or reports which such other party is responsible for preparing and filing in accordance with
              Section 4(c);

                   (ii) cooperate in all reasonable respects in prepar-
              ing for any audits of, or disputes with Taxing Authorities regarding, any Returns of the Company or any Subsidiary of the Company;

                   (iii) make available to the other and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes of the Company and each Subsidiary of the Company (including with respect to any potential payments contemplated by Section
              4(d)(iii) hereof);








                   (iv) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of the Company and each Subsidiary of the Company for taxable periods for which the other may have a liability under
              Section 4(d) hereof; and

                   (v) furnish the other with copies of all correspon-dence received from any Taxing Authority in connection with any Tax audit or information request with respect to any such taxable period.

              (g)(i) The Shareholder shall control, manage and solely be responsible for any audit, contest, claim, proceeding or inquiry with respect to Consolidated Taxes and shall have the exclusive right to settle or contest in its sole discretion any such audit, contest, claim, proceeding or inquiry without the consent of any other party; provided, however, that the Share-holder shall not, without the prior written consent of Acquiror which consent shall not be unreasonably withheld, file, or cause to be filed, any Return affecting the liability of the Company or its Subsidiaries with respect to Taxes for any pe-riod other than a Pre-Closing Period.

                   (ii) Acquiror shall control, manage and solely be responsible for any audit, contest, claim, proceeding or in-quiry with respect to Standalone Taxes or Taxes for any taxable year or period beginning after the Closing and shall have the exclusive right to settle or contest any such audit, contest, claim, proceeding, or inquiry without the consent of any other party.

                   (h) The provisions of this Section 4 shall survive the consummation of the Merger and shall not expire.

                   5. Further Assurances. From time to time, at the other party's request and without further consideration, the Shareholder and Acquiror shall execute and deliver such ad-ditional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement and the Merger Agreement.

                   6. Stop Transfer. The Shareholder agrees with, and covenants to, Acquiror that it shall not request that the Com-pany register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing the Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and dis-tributions and any shares into which or for which any or all of the Shares may be changed or exchanged.






                   7. Termination. Except as otherwise provided here-in, the covenants and agreements contained in Sections 1, 3(f) and 6 hereof with respect to the Shares shall terminate (a) in the event the Merger Agreement is terminated in accordance with the terms of Article 12 thereof, upon such termination, and (b) in the event the Merger is consummated, upon the Effective Time.

                   8.   Miscellaneous.

                   (a) Entire Agreement. This Agreement and consti-tutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agree-ments and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                   (b) Assignment. Except for any assignment pursuant to a transfer permitted by Section 3(e)(i), this Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors.

                   (c) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the relevant parties hereto.

                   (d) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be in writing and shall be deemed to have been duly given when delivered by hand, or when sent by facsimile transmission (with receipt confirmed by an electronically generated written confirmation), addressed as follows (or to such other address as a party may designate by notice to the others):

         If to the Shareholder:       Lincoln National Corporation
                                      200 East Berry Street
                                      Fort Wayne, Indiana  46802
                                      Facsimile:  (219) 455-5403
                                      Attention:  Jack D. Hunter, Esq.

         If to Acquiror:              SAFECO Corporation
                                      SAFECO Plaza
                                      Seattle, Washington  98185
                                      Facsimile:  (206) 545-5559
                                      Attention:  James W. Ruddy, Esq.

                   (e) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be inter-preted in such manner as to be effective and valid under ap-plicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforce-able in any respect under any applicable law or rule in any






         jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, con-strued and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                   (f) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and in-junctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

                   (g) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                   (h) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agree-ment or otherwise available in respect hereof at law or in eq-uity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not con-stitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compli-ance.

                   (i) No Third Party Beneficiaries. This Agreement is not intended to be for the benefit of, and shall not be en-forceable by, any person or entity who or which is not a party hereto.

                   (j) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Indi-ana, without giving effect to the principles of conflicts of law thereof.

                   (k) WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY SUCH ACTION, SUIT OR PROCEEDING.

                   (l) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.







                   IN WITNESS WHEREOF, Acquiror and the Shareholder have caused this Agreement to be duly executed as of the day and year first above written.


                                       SAFECO CORPORATION



                                       By:/s/ R.H. Eigsti
                                          Name:  R.H. Eigsti
                                          Title: Chairman and Chief
                                                 Executive Officer


                                       LINCOLN NATIONAL CORPORATION


                                       By: /s/ Barbara S. Kowalczyk
                                          Name: Barbara S. Kowalczyk
                                          Title: Senior Vice President




         AGREED TO AND ACKNOWLEDGED
         (with respect to Sections 3 and 6):


         AMERICAN STATES FINANCIAL CORPORATION

         By: /s/ Robert A. Anker
             Name:  Robert A. Anker
             Title: Chief Executive Officer





















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